Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 21, 2023

Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
File Nos: 811-23859 and 333-270997
1919 Financial Services Fund and 1919 Socially Responsive Balanced Fund

Dear Ms. Rowland:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on October 5, 2023, specifically with respect to the 1919 Maryland Tax-Free Income Fund (the “Maryland Fund”), and in response to comments provided on December 18, 2023, with respect to Post-Effective Amendment No. 9 to the Trust’s registration statement, which was filed to add four new series to the Trust. The 1919 Financial Services Fund, 1919 Socially Responsive Balanced Fund, and Maryland Fund (each, a “Fund,” and together, the “Funds”) are being registered in order to serve as the surviving funds in “shell reorganizations” with series of another registered investment company, and will not commence a public offering until the completion of the reorganization. Post-Effective Amendment No. 9 also included the 1919 Variable Socially Responsive Balanced Fund, however this fund will no longer be reorganizing into the Trust and all references to this fund will be removed from the registration statement.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
Comments on the 1919 Maryland Tax-Free Income Fund provided on October 5, 2023
Comment 1. Please revise the first sentence under Principal Investment Strategies to clarify that the Fund’s investments are exempt from federal alternative minimum tax.
Response: The Trust has made the requested revision.
Comment 2. With respect to the statement that the Fund may invest in securities of “any maturity,” if applicable please also disclose any criteria as to duration.
Response: The Trust has made the requested revision.
Comment 3. Please remove the “is not considered an item of tax preference for the purpose of” from the 80% policy in the discussion of Principal Investment Strategies.
Response: The Trust has made the requested revision.
Comment 4. Please delete the last two sentences of the Principal Investment Strategies disclosure in the Maryland Fund Summary Section.
Response: The Trust has made the requested revision.

Comment 5. Please disclose any sector in the principal investment strategies disclosure that is expected to be significant and include corresponding risk disclosures.
Response: The Trust has made the requested revisions.
Comment 6. Please disclose that the Maryland Fund is non-diversified in the Item 9 section of the Prospectus.
Response: The Trust has made the requested revision.
Comment 7. If there is a significant investment in Puerto Rican bonds, please include a Puerto Rican bond risk disclosure.
Response: The Fund is not significantly invested in Puerto Rican bonds.
Comment 8. With respect to the “Cash management and defensive investing disclosure” for the Maryland Fund, please replace “The Maryland Fund may temporarily invest...” with “Under abnormal market conditions the Maryland Fund may invest...”
Response: The Trust has made the requested revision.
Comment 9. With respect to the statement in the credit risk disclosure in the Item 9 section of the Prospectus regarding the Maryland Fund investing a “significant portion of its asset in securities that are not general obligations of a state” please confirm what that portion is.
Response: There is no limit on the Fund’s ability to invest in such securities, provided that the holdings meet the credit quality standard required by the Fund.
Comment 10. Please revise the last sentence of fundamental investment policy (7) for the Maryland Fund to replace “will be subject to this policy” with “are not subject to the exception noted in the preceding sentence.”
Response: The Trust has made the requested revision.
Comment 11. Please clarify whether in the last sentence of the narrative disclosure related to the fundamental investment policy on concentration “PABs” is a reference to private activity bonds.
Response: The Trust confirms supplementally that the term PABs in the applicable disclosure is a reference to private activity bonds, which is defined earlier section of the SAI.
Comments provided on December 18, 2023
Comment 1. We disagree with the 1919 Financial Services Fund’s definition of issuers in the financial services industry described in the first paragraph under Principal Investment Strategies as “companies that derive more than 50% of their revenues from providing products and services to the financial services industry”. This paragraph (and all other instances in the prospectus that contain similar disclosure) should be revised to provide a reasonable definition of financial services, such as companies where the issuer receives 50% of its revenue or profits from, or devotes 50% of its assets to financial services companies, rather than companies that only provide “products and services” to such financial services industry companies. We note the list of financial services companies provided in the Item 9 disclosure are the types of companies that would be considered to be included in the financial services industry.
Response: The Trust respectfully declines to make the requested revisions, as the disclosure referenced in the comment related to “...companies that derive more than 50% of their revenues from providing products and services...” is not the Fund’s complete definition of issuers in the financial services industry for purposes of the Fund’s 80% policy.
The first sentence of the first paragraph of the Item 4 disclosure says that, “[u]nder normal circumstances, the Financial Services Fund invests at least 80% of its net assets in equity securities of issuers in the financial services industry that the Adviser believes are undervalued and thus may offer above-average potential for capital appreciation.” The next sentence says that “[i]ssuers in the financial services industry include companies that derive more than 50% of their revenues from providing products and services to the financial services industry, including software, hardware, publishing, news services, credit research and ratings services, internet services and business services.” This second sentence is not a definition of financial services industry; rather, that sentence is saying that, in addition to typical financial services companies, companies that derive more than 50% of their revenues from providing products and services to the financial services industry are also included the 80% bucket. Typical financial services companies are listed in the Item 9 disclosure as including regional and money center banks, securities brokerage firms, asset management companies, savings banks and thrift institutions, specialty finance companies, insurance and insurance brokerage firms, government sponsored agencies, and financial conglomerates.
The Trust has revised the applicable disclosures to clarify that companies that derive more than 50% of their revenues from providing products and services to the financial services industry may be included the 80% bucket, in addition to traditional financial services companies.
Comment 2. We note the disclosure under Principal Risks stating that risks are presented in alphabetical order has been removed, but the risk disclosures still appear in alphabetical order. Please re-order the risk disclosures based on order of importance.
Response: The Trust responds by making the requested revisions.
Comment 3: We note that preferred securities risk disclosure has been added to the “Stock market and equity securities risk” for the 1919 Financial Services Fund. Given the 1919 Financial Services Fund’s strategy of investing primarily in common stocks, please clarify whether preferred securities risks are principal risks of the 1919 Financial Services Fund.
Response: The applicable disclosure has been removed from the Item 4 and Item 9 principal risks disclosure for the 1919 Financial Services Fund.
Comment 4: We reissue the prior comment provided on October 5, 2023, requesting that the discussion of principal investment strategies for each Fund be revised to add the Fund’s concentration policy.
Response: The Trust responds by adding the 1919 Financial Services Fund’s policy stating the Fund will be concentrated in the financial industry to the discussion of the Fund’s principal investment strategies in the prospectus and the SAI. The Trust notes that the 1919 Socially Responsive Balanced Fund does not have a policy of concentrating its assets in any single industry or group of industries.
Comment 5: We note the last paragraph under “Derivatives and hedging techniques” has been deleted from the Item 9 discussion of principal strategies for the 1919 Financial Services Fund. We suggest that this disclosure be restored, and revised to reflect notional value per the requirements of Rule 18f-4 under the Investment Company Act of 1940, as amended.
Response: The Trust responds by making the requested revisions.
Comment 6: We note the disclosure under “1919 Socially Responsive Balanced Fund - Investment Practices and Risk Factors” in the SAI includes the statement “The Fund’s non-fundamental policy concerning “80% of the Fund’s net assets” may be changed by the Board of Trustees without shareholder approval, but shareholders would be given at least 60 days’ prior notice.” Please remove this disclosure, as the Fund does not have any such policy.
Response: The Trust confirms only the 1919 Financial Services Fund and the Maryland Fund disclose an 80% policy in the SAI.
If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios